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                                May 20, 2021

       Craig S. Tyle
       General Counsel
       Franklin Holdings, LLC
       One Franklin Parkway
       San Mateo, CA 94403-1906

                                                        Re: Franklin Holdings
Trust
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 23,
2021
                                                            CIK No. 0001858258

       Dear Mr. Tyle:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose the
termination date of the offering.
   2. We note your disclosure on the cover page that the Trust seeks to reflect the performance of the price of gold
bullion, less the Fund's expenses. Please clarify here that the Trust is not a proxy for
investing in gold.
       Risk Factors, page 9

   3. Please add a risk factor that addresses the risks related to the Sponsor's and Trustee's ability to amend the
Trust Agreement without shareholder consent.
 Craig S. Tyle
FirstName  LastNameCraig
Franklin Holdings, LLC S. Tyle
Comapany
May        NameFranklin Holdings, LLC
     20, 2021
May 20,
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4. Add a separately captioned risk factor addressing any limitations and weaknesses of the LBMA mandatory Responsible Sourcing Programme. For example, discuss whether there are points in the supply chain that make it more difficult to trace the provenance of gold and verify the ultimate source, because of the use of recycled gold or otherwise. To the extent that this is material to an understanding of your strategy or the fund objective, revise your discussions of your strategy or the fund objective to address this. If this is not applicable to your facts and the LBMA mandatory Responsible Sourcing Programme, please explain.
Loss of intellectual property rights related to the Fund, page 16

5. Please clarify what intellectual property rights the Fund holds. Overview of the Gold Industry, page 16

6. Provide a discussion comparing the size of the market that conforms to the mandatory
         Responsible Sourcing Programme, as compared to other gold markets. In addition discuss what responsible sourcing requirements are found in other major gold markets. This disclosure will help investors better understand how your product differs from other available gold products.
Potential conflicts of interest may arise among the Sponsor or its affiliates and the Fund, page 16

7. So that investors understand the potential for conflicts of interest with the Sponsor, please disclose all of the Sponsor's investment funds that may result in a conflict of interest.
Gold Supply and Demand, page 17

8. We note your disclosure that "the above-ground stock of gold increased by approximately
         2,368 tonnes ... through 2019." Please disclose the beginning of the time period for this increase.
Objective of the Fund
Strategy Behind the Shares, page 21

9. We note your disclosure that you offer investors "an opportunity to participate in the responsibly sourced gold market" and a short description about what "responsibly sourced" means. Please expand your disclosure related to responsible sourcing to address the following:
             explain whether the sourcing of the gold bullion that you will hold will in any way diverge from the LBMA mandatory Responsible Sourcing Programme;
             provide a separately captioned section describing the LBMA   s
mandatory
              Responsible Sourcing Programme in greater detail, including sourcing practices, recycling requirements, refiner requirements, environmental, social, and governance metric adherence, audit process, and how compliance with each of these matters is enforced;
 Craig S. Tyle
FirstName  LastNameCraig
Franklin Holdings, LLC S. Tyle
Comapany
May        NameFranklin Holdings, LLC
     20, 2021
May 20,
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FirstName LastName
                explain the relationship between the LBMA mandatory Responsible Sourcing
              Programme and the Responsible Gold Guidance; and
                clarify whether any decision or assessment related to gold sourcing will be based on the subjective judgment of the Sponsor.
Description of the Trust, page 22

10. We note your disclosure on page 23 that the Sponsor can waive the transaction fee on the creation or redemption of Creation Units in its sole discretion. Please describe the circumstances under which the Sponsor would consider waiving the fee.
11. Please provide further description of the "Gold Bullion receivables" that you may hold as an asset.
The Custodian, page 25

12. Please state whether your auditor will audit the assets of the fund in accordance with
         PCAOB standards.
Description of the Shares
Voting and Approvals, page 28

13. We note your disclosure that under the Declaration of Trust, shareholders have limited voting rights. Please describe here the shareholders' voting rights pursuant to the Trust
         Agreement and summarize the shareholder voting rights in the prospectus summary. In addition, disclose the limited voting rights on the cover page of the prospectus and add risk factor disclosure relating to the limited voting rights.
Part II
Signatures, page 50

14. Please revise your signature pages to include the second signature block required by Form
         S-1, showing signatures in individual capacities.
Financial Statements, page F-1

15. We note your disclosure on page 9 that you have not commenced operations and have no assets or liabilities. Please tell us how you are capitalized and provide the audited financial statements required by Item 11(e) of Form S-1 or tell us why such financial statements are not required. In your response, also tell us whether you have appointed an independent registered public accounting firm and, if so, tell us the name of the firm.
Exhibits

16. Please file your material contracts as exhibits to the registration statement and describe their material terms or advise why you are not required to do so. In this regard, we note your references to the following agreements in the prospectus:
 Craig S. Tyle
FirstName  LastNameCraig
Franklin Holdings, LLC S. Tyle
Comapany
May        NameFranklin Holdings, LLC
     20, 2021
May 20,
Page 4 2021 Page 4
FirstName LastName
             the sponsor agreement on page 9;
             the marketing agreement signed with your sponsor on page 27;
             the administration agreement on page 24;
             the transfer agency and service agreement on page 24; and the seed capital investor agreement on page 37.
         In addition, ensure that the prospectus contains a description of the material terms of each of these agreements.
17. Based on your disclosure in the Legal Matters section on page 38 it appears that you are planning to file an opinion of tax counsel. However, a tax opinion is not listed in the exhibit index. Please advise.
General

18. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
19. You state that the shares of the Trust will trade on the NYSE Arca. Please tell us the status of the application for listing the Trust's shares on the exchange. Also tell us the status of the exchange's listing standard application under Rule
19b-4.
20. To the extent you intend to use a fact sheet, please provide us a copy for our review.
21. Based on your disclosure that "an officer of an affiliate of the Sponsor" serves as your
         Trustee on page 23 and that the marketing agent with whom you signed the Marketing
         Agreement is an affiliate of the Sponsor on page 27, please tell us why you are not required to provide disclosure pursuant to Item 404 of Regulation S-K.
22. Please revise your disclosure to identify the Seed Capital Investor on the cover page and in other sections of the registration statement and specify the relationship between the
         Seed Capital Investor and the Sponsor. Refer to Item 508 of Regulation S-K.
         Additionally, we note your disclosure that the Seed Capital Investor will not act as an
         Authorized Participant with respect to the Seed Creation Units. Please revise to clarify how its activities with respect to the Seed Creation Units will be distinct from those of an
         Authorized Participant. Tell us if the Seed Capital Investor is a registered broker-dealer.
         Please also clarify whether the Seed Capital Investor may act as an Authorized Participant
         to purchase Creation Units in the future.
23. State whether the LBMA Gold Price materially differs from other reported gold prices because of any premium or additional costs related to the Responsible Sourcing
         Programme. To the extent that there is such a price difference, revise discussions of your fund objective and Net Asset Value to address this. If the difference in price could impact the return on an investment when compared to other gold products, please add appropriate
 Craig S. Tyle
Franklin Holdings, LLC
May 20, 2021
Page 5
         risk factor disclosure.
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameCraig S. Tyle                         Sincerely,
Comapany NameFranklin Holdings, LLC
                                                        Division of Corporation
Finance
May 20, 2021 Page 5                                     Office of Finance
FirstName LastName